Filed by Exxon Mobil Corporation

(Commission File No.: 001-02256)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pioneer Natural Resources Company

(Commission File No.: 001-13245)

The following are portions of an edited transcript of a video posted to Exxon Mobil Corporation’s intranet on October 31, 2023:

A Conversation with Darren Woods

M. Furman:

So building that capability was, I assume, what led you to be willing to buy a Pioneer, just given the upside that we've talked about from their business.

D. Woods:

Absolutely. Well, if you look at the upstream, and I mentioned this before, and with the depletion business, you've got essentially three options, because every day you're producing your assets are declining, and so you got to keep filling the bucket. And you can do that by going out and finding more things through exploration, more resource to put into the bucket. You can figure out ways to more effectively and extract the resources or grow the resource that you've got, which is the technology, or you can acquire. And if you acquire, it's not just about buying volume, you've got to find a way to bring additional value to that volume to justify the deal.

And so if you look at the Pioneer transaction, obviously a critical component of, I'd say the broader upstream strategy, but much more importantly, it reflects the fact that the hard work that the organization has done to build competitive advantage so that we can add to what Pioneer was doing and justify a deal, that's what made that transaction go. And so while I was personally involved in the transaction, as was the management committee in terms of negotiating, the foundation of that deal came from the hard work of our people and the competitive advantages that they've established. And I'd go on to say that even outside of our depletion businesses, the work that we're doing to grow competitive advantage opens those opportunities up to acquire assets where we can do more with them than a third party. And that is value creation. That's what we're focused on.

M. Furman:

If I could, I'd just like to take a moment and think about the deal from a CEO's perspective. Presumably, you do the same due diligence no matter how much it costs, but is there something extra you put into it when the price tag is 60 billion?

D. Woods:

I like to strike good deals no matter what size they are. So I think we work really hard to make sure that we understand the value proposition, we understand the value that we can bring, and we've sharpened our pencils hard to make sure that we really know what the parameters of the deal are and what the value opportunity is. I think we work really, really hard to challenge ourselves and critically evaluate ourselves. Are we looking at this as objectively as we could? What are the things that could go wrong or could diminish the value, how we thought about those? How do we make sure that we're mitigating those?

And so I think, I wouldn't say the size of the deal changes, the emphasis around getting to the right answer and making sure that whatever we do adds value to the company and for our shareholders. I think this deal was a little unique in that certainly for me is I was dealing with an individual, Scott, who grew that company from something very, very small, and so it was his baby. And that's, I think, an emotional thing. And one where I think Scott wanted to make sure that the future of his business was in good hands. And so that was a different dynamic as part of that negotiation.

M. Furman:

Is that a cultural discussion that you had with him?

D. Woods:

I think it's making sure that the Pioneer business and the people in Pioneer have a future that's good. There's opportunities there, and that the work that Scott and his team put into building that company sustains itself and grows. And so that's exactly what we wanted. We wanted a business that provides a foundation to continue to grow on. And frankly, Scott's company and the work that they have done, I think fits very well into our company. I think the values that they aspire to are consistent with ours. They're good people. They've got good assets, they work hard, and I think that's going to be a great fit.

M. Furman:

And you met with their top 100 or so executives on the day of the deal announced?

D. Woods:

I did, yeah.

M. Furman:

What'd you see there? What'd you hear?

D. Woods:

I think everybody…unfortunately our company and our reputation and the perception of it is shaped by frankly a lot of outside forces and many of them very antagonistic to the company with very different agendas. So I was keen to go in and talk to the top leaders of Pioneer to introduce myself, talk about the changes that we've been making, why we're making them, and importantly how I saw them and their company becoming part of ExxonMobil and contributing to the success that we had planned for the future. And so it was really around engaging them, help begin the process of getting to know who we are and how we think about the business and the values that we have.

And I thought that went pretty well. I think the folks obviously wanted to get to know ExxonMobil and get behind what I would say is the reputation or the perception and really start to understand this. And I think they were keen to make sure that what they had been working on and their perspective and their skills and talents were valued coming into the company, which I did my best to reassure them that was definitely the case. We're going to need that. We want that. And I think Neil and Liam and the team are all very focused on making sure that they continue to feel like, one, they're certainly going to be welcome, but two, that they're going to have a very important role to play in the future of this company.

M. Furman:

Are we in the market to acquire anything else?

D. Woods:

We don't have an objective of acquisitions in and of themselves. I always look at acquisitions as a means to a more important objective, which is growing value generally through earnings and cash growth. So I think we're always in the market to find assets or companies where the work that we've been doing to grow our competitive advantage can be leveraged with that company and those assets to grow something even bigger. And so I would tell you today, the Pioneer deal certainly was a really important add to the upstream portfolio, but it hasn't changed our view that our job every day is to figure out how we continue to grow value into the future. And if an acquisition will allow us to do that, then we're on it. So I don't think that's changed, frankly.

Important Information about the Transaction and Where to Find It

In connection with the proposed transaction between Exxon Mobil Corporation (“ExxonMobil”) and Pioneer Natural Resources Company (“Pioneer”), ExxonMobil and Pioneer will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 filed by ExxonMobil that will include a proxy statement of Pioneer that also constitutes a prospectus of ExxonMobil. A definitive proxy statement/prospectus will be mailed to stockholders of Pioneer. This communication is not a substitute for the registration statement, proxy statement or prospectus or any other document that ExxonMobil or Pioneer (as applicable) may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF EXXONMOBIL AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus (when they become available), as well as other filings containing important information about ExxonMobil or Pioneer, without charge at the SEC’s Internet website (http://www.sec.gov). Copies of the documents filed with the SEC by ExxonMobil will be available free of charge under the tab “SEC Filings” on the “Investors” page of ExxonMobil’s internet website at www.exxonmobil.com or by contacting ExxonMobil’s Investor Relations Department at investor.relations@exxonmobil.com. Copies of the documents filed with the SEC by Pioneer will be available free of charge on Pioneer’s internet website at https:// investors.pxd.com/investors/financials/sec-filings/. The information included on, or accessible through, ExxonMobil’s or Pioneer’s website is not incorporated by reference into this communication.

Participants in the Solicitation

ExxonMobil, Pioneer, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Pioneer is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 23, 2023, in its Form 8-K filed on May 30, 2023, in its Form 8-K filed on April 26, 2023 and in its Form 8-K filed on February 13, 2023. Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on April 13, 2023, in its Form 10-K for the year ended December 31, 2022, which was filed with the SEC on February 22, 2023, in its Form 8-K filed on June 6, 2023 and in its Form 8-K filed on February 24, 2023. Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of ExxonMobil and Pioneer, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals that may be required on anticipated terms and Pioneer stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of ExxonMobil and Pioneer to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against ExxonMobil, Pioneer or their respective directors; the risk that disruptions from the proposed transaction will harm ExxonMobil’s or Pioneer’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; rating agency actions and ExxonMobil and Pioneer’s ability to access short- and long-term debt markets on a timely and affordable basis; legislative, regulatory and economic developments, including regulatory implementation of the Inflation Reduction Act, timely and attractive permitting for carbon capture and storage by applicable federal and state regulators, and other regulatory actions targeting public companies in the oil and gas industry and changes in local, national, or international laws, regulations, and policies affecting ExxonMobil and Pioneer including with respect to the environment; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect ExxonMobil’s and/or Pioneer’s financial performance and operating results; certain restrictions during the pendency of the proposed transaction that may impact Pioneer’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; acts of terrorism or outbreak of war, hostilities, civil unrest, attacks against ExxonMobil or Pioneer, and other political or security disturbances; dilution caused by ExxonMobil’s issuance of additional shares of its common stock in connection with the proposed transaction; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in policy and consumer support for emission-reduction products and technology; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; global or regional changes in the supply and demand for oil, natural gas, petrochemicals, and feedstocks and other market or economic conditions that impact demand, prices and differentials, including reservoir performance; changes in technical or operating conditions, including unforeseen technical difficulties; those risks described in Item 1A of ExxonMobil’s Annual Report on Form 10-K, filed with the SEC on February 22, 2023, and subsequent reports on Forms 10-Q and 8-K, as well as under the heading “Factors Affecting Future Results” under the tab “Resources” on the Investors page of ExxonMobil’s website at www.exxonmobil.com (information included on or accessible through ExxonMobil’s website is not incorporated by reference into this communication); those risks described in Item 1A of Pioneer’s Annual Report on Form 10-K, filed with the SEC on February 23, 2023, and subsequent reports on Forms 10-Q and 8-K; and those risks that will be described in the registration statement on Form S-4 and accompanying prospectus available from the sources indicated above. References to resources or other quantities of oil or natural gas may include amounts that ExxonMobil or Pioneer believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither ExxonMobil nor Pioneer assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Neither future distribution of this communication nor the continued availability of this communication in archive form on ExxonMobil’s or Pioneer’s website should be deemed to constitute an update or re-affirmation of these statements as of any future date.

Actions needed to advance ExxonMobil’s 2030 and 2035 greenhouse gas emission-reductions plans are incorporated into its medium-term business plans, which are updated annually. The reference case for planning beyond 2030 is based on the Company’s Energy Outlook research and publication. The Outlook is reflective of the existing global policy environment, the Energy Outlook does not attempt to project the degree of required future policy and technology advancement and deployment for the world, or ExxonMobil, to meet net zero by 2050. As future policies and technology advancements emerge, they will be incorporated into the Outlook, and the Company’s business plans will be updated accordingly. Actual future results, including the achievement of net zero in Upstream Permian Basin unconventional operated assets by 2030/2035 and plans to lower methane emissions from operated assets, to increase water recycling in our combined Permian operations, and to feed hydrogen, ammonia, and carbon capture projects could vary depending on the ability to execute operational objectives on a timely and successful basis; policy support for emission-reduction products and technologies; changes in laws, regulations and international treaties regarding lower emission technologies and projects; government incentives; unforeseen technical or operational difficulties; the outcome of research efforts and future technology developments, including the ability to scale projects, technologies, and markets on a commercially competitive basis; changes in supply and demand and other market factors affecting future prices of oil, gas, and petrochemical products; the actions of competitors; and other factors discussed in this release and in the additional Forward Looking Statement disclaimer included above.

All references to production rates, project capacity, resource size, and acreage are on a gross basis, unless otherwise noted.